UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is the press release issued by Vascular Biogenics Ltd (the “Company”) on August 13, 2019, announcing financial results for the second quarter ended June 30, 2019, unaudited condensed interim financial statements as of June 30, 2019 and operating and financial review for the second quarter ended June 30, 2019. This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-207250 and 333-222138), filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2015 and December 18, 2017, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: August 13, 2019	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer

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VBL Therapeutics Announces Second Quarter 2019 Financial Results

Conference Call and Webcast at 8:30am Eastern Time Today

TEL AVIV, ISRAEL, August 13, 2019 — VBL Therapeutics (Nasdaq: VBLT) today announced financial results for the second quarter ended June 30, 2019, and provided a corporate update.

“Our OVAL Phase 3 potential-registration trial of VB-111 in ovarian cancer continues as planned,” said Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics. “The final results from the prior Phase 2 study (presented at ASCO in June) which show statistically significant prolongation of overall survival in platinum-resistant patients, strengthen our belief in the potential of VB-111. An important outcome from Phase 2 was the correlation between CA-125 response and survival benefit. Measurement of CA-125 will, therefore, be the focus of our interim analysis in OVAL, planned for year-end 2019.”

Second Quarter and Recent Corporate Highlights:

●	Two presentations on VB-111, in platinum resistant ovarian cancer and in recurrent glioblastoma multiforme (rGBM), were featured at the American Society of Clinical Oncology (ASCO) 2019 Annual Meeting, held in June 2019 in Chicago.

o	Final data from the prior Phase 2 study in ovarian cancer demonstrated a statistically significant dose dependent increase in median overall survival in patients treated with therapeutic dose vs. low dose of VB-111 (498 days vs. 172.5 days, p=0.03).
o	CA-125 biomarker response (GCIG) was reported in 58% of evaluable patients and was predictive of median overall survival (808 days vs. 351 days) in ovarian cancer, in patients treated with a therapeutic dose of VB-111.
o	Post treatment tumor infiltrating CD8 T-cells and apoptotic cancer cells indicated tumor transformation from immunologically ‘cold’ to ‘hot’, possibly contributing to the favorable clinical outcomes in ovarian cancer.
o	Results were presented from a radiographic analysis conducted at the Brain Tumor Imaging Laboratory at UCLA of the Phase 2 and Phase 3 trials of VB-111 in rGBM. This analysis provides independent, quantitative data that priming with VB-111 results in clinically-meaningful activity in rGBM, which can be seen by MRI signature, demonstrates objective response to VB-111 and is correlated with a statistically significant survival advantage.
o	VBL’s new gene therapy pharmaceutical grade manufacturing facility in Modiin, Israel, that was established to support the commercial supply of VB-111 for the first indication, was certified by a European Union (EU) Qualified Person (QP) as being in compliance with EU Good Manufacturing Practices (GMP). This important approval is expected to support future commercialization of VB-111.

Second Quarter ended June 30, 2019 Financial Results:

●	Cash Position: At June 30, 2019, the Company had cash, cash equivalents and short-term bank deposits totaling $45.1 million and working capital of $39.1 million. The Company expects that its cash, cash equivalents and short-term bank deposits will enable it to fund operating expenses and capital expenditure requirements for at least two years.
●	Revenues: Revenues related to VBL’s collaborations were $0.1 million in the second quarter of 2019.
●	R&D Expenses: Research and development expenses, net, after government grants, for the quarter ended June 30, 2019, were approximately $3.7 million, compared to approximately $2.9 million in the same period in 2018.
●	G&A Expenses: General and administrative expenses for the quarter ended June 30, 2019 were $1.2 million, as in the same period in 2018.
●	Comprehensive Loss: VBL reported a net loss for the quarter ended June 30, 2019 of $4.7 million, or ($0.13) per share, compared to a net loss of $4.1 million, or ($0.13) per share, in the quarter ended June 30, 2018.

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For further details on VBL’s financials, please refer to Form 6-K filed with the SEC.

Conference Call:

Tuesday, August 13th @ 8:30am Eastern Time

From the US:	877-407-9208
International:	201-493-6784
Conference ID:	13692422
Webcast:	Webcast

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. VBL’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >300 cancer patients and demonstrated activity signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 potential registration trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding our programs, including VB-111, including their clinical development, such as the timing of clinical trials and expected announcement of data, therapeutic potential and clinical results, and our financial position and cash runway. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that our financial resources do not last for as long as anticipated, and that we may not realize the expected benefits of our intellectual property protection. A further list and description of these risks, uncertainties and other risks can be found in our regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2018, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors

mrice@lifesciadvisors.com

(646) 597-6979

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30, 2019	December 31, 2018
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$8,282	$29,347
Short-term bank deposits	36,854	21,135
Other current assets	1,206	1,227
TOTAL CURRENT ASSETS	46,342	51,709

NON-CURRENT ASSETS:
Property and equipment, net	7,461	8,921
Right-of-use assets	3,418	-
Long-term prepaid expenses	-	48
TOTAL NON-CURRENT ASSETS	10,879	8,969
TOTAL ASSETS	$57,221	$60,678

Liabilities and equity
CURRENT LIABILITIES-
Accounts payable:
Trade	$2,099	$1,193
Other	3,967	2,944
Deferred revenue	321	290
Lease liabilities	793	347
TOTAL CURRENT LIABILITIES	7,180	4,774

NON-CURRENT LIABILITIES-
Severance pay obligations, net	104	99
Deferred revenue	1,993	2,263
Lease liabilities	2,459	449
TOTAL NON-CURRENT LIABILITIES	4,556	2,811
TOTAL LIABILITIES	11,736	7,585

EQUITY:
Ordinary shares	73	73
Accumulated other comprehensive income	41	41
Additional paid in capital	234,985	233,721
Warrants	7,904	7,904
Accumulated deficit	(197,518)	(188,646)
TOTAL EQUITY	45,485	53,093
TOTAL LIABILITIES AND EQUITY	$57,221	$60,678

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	U.S. dollars in thousands
REVENUES	$138	$180	$357	$343
COST OF REVENUES	(50)	(77)	(88)	(144)
GROSS PROFIT	88	103	269	199
RESEARCH AND DEVELOPMENT EXPENSES, net	$3,729	$2,895	$7,037	$8,655
MARKETING EXPENSES	-	189	-	424
GENERAL AND ADMINISTRATIVE EXPENSES	1,181	1,171	2,437	2,566
OPERATING LOSS	4,822	4,152	9,205	11,446
FINANCIAL INCOME	(223)	(108)	(499)	(253)
FINANCIAL EXPENSES	91	10	166	40
FINANCIAL INCOME, net	(132)	(98)	(333)	(213)
COMPREHENSIVE LOSS	$4,690	$4,054	$8,872	$11,233

LOSS PER ORDINARY SHARE	U.S. dollars

Basic and diluted	$0.13	$0.13	$0.25	$0.37

Number of shares
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING-
Basic and diluted	35,881,128	30,147,505	35,881,128	30,017,020

The accompanying notes are an integral part of the condensed financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Number of ordinary shares	Ordinary shares	Accumulated other comprehensive income	Additional paid in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2018	29,879,323	$57	$16	$221,055	$2,960	$(168,188)	$55,900
CHANGES FOR THE SIX MONTHS ENDED JUNE 30, 2018:
Comprehensive loss	-	-	-	-	-	(11,233)	(11,233)
Employee stock options exercised	71,375	-	-	1	-	-	1
Issuance of ordinary shares and warrants, net of issuance costs in an amount of $1,775 thousand	5,904,762	16	-	8,765	4,944	-	13,725
Share based payments to employees and non-employees services	-	-	-	2,669	-	-	2,669
BALANCE AT JUNE 30, 2018	35,855,460	$73	$16	$232,490	7,904	$(179,421)	$61,062

	Number of ordinary shares	Ordinary shares	Accumulated other comprehensive income	Additional paid in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2019	35,881,128	$73	$41	$233,721	$7,904	$(188,646)	$53,093
CHANGES FOR THE SIX MONTHS ENDED JUNE 3O, 2019:
Comprehensive loss	-	-	-	-	-	(8,872)	(8,872)
Share based payments to employees and non-employees services	-	-	-	1,264	-	-	1,264
BALANCE AT JUNE 30, 2019	35,881,128	$73	$41	$234,985	7,904	$(197,518)	$45,485

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM CASH FLOW STATEMENTS

(UNAUDITED)

	Six Months Ended June 30,
	2019	2018
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(8,872)	$(11,233)
Adjustments required to reflect net cash used in operating activities (see Appendix A)	3,392	2,484
Interest received	281	445
Interest paid	(61)	(8)
Net cash used in operating activities	(5,260)	(8,312)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(53)	(1,448)
Investment in short-term bank deposits	(36,500)	-
Maturity of short-term bank deposits	21,000	47,959
Net cash generated from (used in) investing activities	(15,553)	46,511
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of employees stock options	-	1
Issuance of ordinary shares and warrants, net	-	13,725
Principal elements of lease payments	(356)	-
Net cash generated from (used in) financing activities	(356)	13,726
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,169)	51,925
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	29,347	6,694
EXCHANGE GAINS ON CASH AND CASH EQUIVALENTS	104	(89)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$8,282	$58,530
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$852	$525
Interest income	(500)	(368)
Interest paid	61	8
Exchange gains on cash and cash equivalents	(104)	89
Exchange losses on lease liability	170	-
Net changes in severance pay obligations	5	(7)
Share based payments	1,264	2,669
	1,748	2,916
Changes in working capital:
Increase in other current assets	(45)	(273)
Decrease in trade receivables	-	2,000
Decrease in long-term prepaid expenses	-	64
Increase (decrease) in accounts payable and accrued expenses:
Trade	905	(1,109)
Other	1,023	(771)
Decrease in deferred revenue	(239)	(343)
	1,644	(432)
	$3,392	$2,484

APPENDIX B:
Non cash activity-
Purchase of property and equipment in payables	-	1,093

The accompanying notes are an integral part of the condensed financial statements.

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VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - GENERAL

Vascular Biogenics Ltd. (the “Company” or VBL) was incorporated on January 27, 2000. The Company is a late-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. VBL has also developed a proprietary platform of small molecules, Lecinoxoids, for the treatment of chronic immune-related indications, and is also conducting a research program exploring the potential of targeting of MOSPD2 for immuno-oncology and anti-inflammatory applications.

VB-111 (ofranergene obadenovec), a Phase 3 drug candidate, is the Company’s lead product candidate in the Company’s cancer program. VB-201, a Phase 2-ready drug candidate, is the Company’s lead Lecinoxoid-based product candidate. The Company’s “VB-600 series” for targeting of MOSPD2 is at pre-clinical stage with two programs, one for treating inflammatory disorders and the other for treating cancer.

The Company is engaged in an exclusive license agreement with NanoCarrier Co., Ltd. for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications.

In March 2019, the company entered into an exclusive option license agreement with an animal health company, for the development of VB-201 for veterinary use, see note 7.

Since its inception, the Company has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of June 30, 2019, the Company had an accumulated deficit of $ 197.5 million. The Company’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of June 30, 2019, the Company had cash, cash equivalents and short-term bank deposits of $45.1 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company needs it or may not be available on terms that are favorable to the Company.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed interim financial statements as of June 30, 2019 and for the six months then ended (the “condensed interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These condensed interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of the Company’s financial position, results of operations, and cash flows, in conformity with generally accepted accounting principles. The condensed interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2018 and for the year then ended, along with the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB).” The results of operations for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2018 and for the year then ended, except for the adoption of International Financing Reporting Standard No. 16 “Leases” (“IFRS 16”), effective from January 1, 2019, as set forth below.

IFRS 16 “Leases”

a.	The Company has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparative figures for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new accounting rules are therefore recognized in the statement of financial position at the date of initial application.

b.	On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 “Leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average of lessee’s incremental annual borrowing rate applied to the lease liabilities on January 1, 2019, was 4.1%.

The lease liabilities recognized in the statement of financial position at the date of initial application were approximately $2.6 million, of which approximately $0.4 million were current lease liabilities and $2.2 million non-current lease liabilities. The associated right-of-use assets were measured at the amount equal to the lease liability and as a result, there was no impact on retained earnings on January 1, 2019.

The net recognized right-of-use assets as of January 1, 2019 and June 30, 2019 relate to the following types of assets: properties of approximately $3.4 million and approximately $3.1 million, respectively, and vehicles of $0.3 million and $0.3 million, respectively.

In applying IFRS 16 for the first time, the Company used the practical expedient permitted by the standard, the accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019, as short-term leases.

The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made by applying IAS-17 and IFRIC-4 to determining whether an arrangement contains a lease.

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c.	Through the end of the 2018 financial year, the leases of offices and vehicles by the Company were classified as operating leases and payments made were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, the leases are recognized as right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the relative liability and financial cost. The financial cost is charged to profit or loss under “Financial Expenses (Income), net” over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments (including in-substance fixed payments) and variable lease payments which are based on an index or a rate. Variable lease payments were not significant for the period.

The lease payments are discounted using the lessee’s incremental borrowing rate, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost, being the amount of the initial measurement of the lease liability.

The Company elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Company will not recognize right-of-use assets or lease liabilities, and this includes not recognizing right-of-use assets or lease liabilities for existing short-term leases of those assets in transition. Instead, the Company will continue to recognize the lease payments for those leases in profit or loss on a straight-line basis over the lease term. The lease payments, except of interest expenses, are classified in the statements of cash flows as financing activities.

The following table sets forth a maturity analysis of the Company’s lease liabilities as of June 30, 2019:

(U.S. dollars in thousands)	June 30, 2019
2019 (excluding the six months ended June 30, 2019)	$467
2020	$854
2021	$461
After 2022	$1,936
Total undiscounted cash flows	$3,718
Less: imputed interest	$466
Present value of lease liabilities	$3,252

NOTE 4 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; therefore, they should be read in conjunction with the Company’s annual financial statements as of December 31, 2018. There have been no significant changes in the risk management policies since the year end.

NOTE 5 - CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

Cash and cash equivalents and short-term bank deposits as of June 30, 2019 were $8.3 million and $36.8 million. The short-term bank deposits as of June 30, 2019 were for terms of six to twelve months and carried interest at annual rates of 2.15%-2.96%.

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NOTE 6 - SHAREHOLDERS’ EQUITY

In March 2019, the Board of Directors approved the increase of the free pool available for the issuance under the 2014 ESOP plan to 1,930,305 Ordinary Shares.

NOTE 7 - REVENUE

In March 2019, the Company entered into exclusive option license agreement (hereafter- Agreement) with an animal health company, for the development of VB-201 for veterinary use. Under the Agreement, the Company granted a right to use intellectual property and transfer materials. In addition, the Company granted an option to obtain an exclusive worldwide, royalty-bearing, transferable license under the Company’s intellectual property and materials to research, develop and sell the product worldwide.

As part of the Agreement, the Company received an immaterial non-refundable and non-creditable upfront payment recognized as revenues during the period. In addition, the Company is entitled to receive an immaterial amount upon the achievement of a milestone event.

The revenues recognized for the period comprise revenues from the exclusive license agreement for the development, commercialization, and supply of VB-111 in Japan for all indications and from the option to license agreement for the development of VB-201 for animal healthcare worldwide. The generated revenues comprises upfront and milestone payments and are recognized according to IFRS 15 “Revenue from contract with customers”.

Under IFRS 15, the consideration that the Company would be entitled to upon the achievement of contractual milestones, which are contingent upon the occurrence of future events of development progress, are a form of variable consideration. The Company did not recognized any revenues from milestone payment during the six months ended June 30, 2019.

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OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Company’s annual financial statements as of and for the year ended December 31, 2018 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2018) and their accompanying notes and the related notes and the other financial information included elsewhere in this Form 6-K. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Our audited financial statements as of and for the year ended December 31, 2018 and our unaudited financial statements for the six months ended on June 30, 2019 (the “Period”) have been prepared in accordance with IFRS, as issued by the IASB. Unless stated otherwise, comparisons included herein are made to the six months period ended on June 30, 2018 (the “Parallel Period”).

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. Our program is based on our proprietary Vascular Targeting System, or VTS, platform technology, which we believe will allow us to develop product candidates for multiple oncology indications. The VTS technology utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels. By utilizing a viral vector as a delivery mechanism, the VTS platform can also lead to induction or enhancement of a localized anti-tumor immune response.

Our lead product candidate, VB-111 (ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, and which we have advanced to programs for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer, ovarian cancer and thyroid cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation for GBM in both the United States and Europe. VB-111 has also received an orphan designation for the treatment of ovarian cancer by the European Commission. In September 2015, we reported complete results from our Phase 2 trial of VB-111 in rGBM, demonstrating a statistically-significant benefit in overall survival and favorable response rate in patients treated with VB-111 in combination with bevacizumab. Our pivotal Phase 3 GLOBE study in rGBM began in August 2015 and compared a combination of VB-111 and bevacizumab to bevacizumab alone. The study, which enrolled a total of 256 patients in the US, Canada and Israel, was conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). On March 8, 2018, we announced top-line results from the GLOBE study, which showed that the study did not meet its pre-specified primary endpoint of overall survival (OS). No new safety concerns associated with VB-111 have been identified in the GLOBE study. In November 2018, full data from the GLOBE trial were presented at the 2018 Society for Neuro-Oncology Annual Meeting. Analyses pointed to the regimen in the GLOBE trial as the potential reason for its negative outcome, indicating that priming with VB-111 without bevacizumab may be critical for the immune and vascular-disruptive/anti-angiogenic mechanism of VB-111 in rGBM. We do not think that results of the GLOBE study in rGBM will necessarily have implications on the prospects for VB-111 in other regimens or tumor types. Accordingly, following independent MRI analyses at UCLA, in which we observed an overall clinical and survival benefit of VB-111 among patients who were primed with VB-111 in our prior Phase 2 study in rGBM, a new investigator-sponsored Phase 2 trial evaluating VB-111 in rGBM patients is expected to be launched in the second half of 2019. Our OVAL Phase 3 potential registration study of VB-111 in platinum resistant ovarian cancer was launched in December 2017 and is being conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies. An interim analysis in the OVAL study is expected by year-end 2019. In addition, a collaborative Phase 2 study evaluating VB-111 in combination with a checkpoint-inhibitor in gastrointestinal tumors is expected to be launched in the second half of 2019.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-ready molecule that demonstrated activity in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. Based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis.

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Since we intend to focus our efforts and resources on advancing our oncology program, we will seek to advance our Lecinoxoid assets via strategic deals. Accordingly, in March 2019, we announced a strategic exclusive option license agreement with one of the world-leading European animal health companies for the development of VB-201 for veterinary use. We retain the VB-201 rights for treatment of humans, worldwide.

We are also conducting two parallel drug development programs that are exploring the potential of MOSPD2, a protein which we identified as a key regulator of cell motility, as a therapeutic target for inflammatory diseases and cancer.

For oncology applications, we are developing bi-specific antibodies aimed to kill tumor cells, based on MOSPD2 as a target whose expression is induced in multiple tumors. We found that MOSPD2 was detected in the majority of cancerous organs, including colon, esophagus, liver and breast. In a manuscript published in the International Journal of Cancer as well as in scientific conferences, we showed that MOSPD2 is required for the migration and invasion of breast cancer cells in vitro, and that it promotes breast cancer cell metastasis in vivo. Given the specificity of MOSPD2 expression and its highly elevated expression in tumors, we believe MOSPD2 can serve as a novel mechanism for targeting of tumor cells. Based on these findings, our approach is to utilize MOSPD2 as a target for attacking the tumor cells in the treatment of late-stage breast cancer and other tumor types. To this end, we are developing bi-specific antibodies that aim to induce killing of MOSPD2-positive tumors cells through binding and activation of T-cells. We have presented proof-of-concept for this approach at the AACR conference in April 2018 using a BiTE antibody, and are currently advancing our lead bi-specific candidates towards an IND filing, which is expected in the second half of 2020.

For inflammatory applications, we are developing classical antibodies that bind and block MOSPD2 on immune cells. Our data show that MOSPD2 which is predominantly expressed on the surface of human monocytes, is essential for their migration. By inhibiting this protein, we seek to block this migration of monocytes to sites of inflammation, and accordingly to reduce inflammation and tissue damage. At the ECTRIMS 2018 meeting, we presented the critical role of MOSPD2 in the development of multiple sclerosis, and its potential as a novel target for treatment of inflammation in the Central Nervous System (or CNS) and other organs. Using MOSPD2 knockout mice, our data show that MOSPD2 was critical for the development of the disease in the experimental autoimmune encephalomyelitis (or EAE) model for MS, as knockout mice essentially do not develop the disease. Furthermore, we developed proprietary monoclonal antibodies against MOSPD2 that successfully prevented development of EAE, and were also effective in treatment of the animals after the neurological symptoms had already appeared. These data suggest that MOSPD2 is a critical path in MS. In February 2019, we presented additional data implicating the potential of our VB-600 platform of antibodies targeting MOSPD2 for treatment of NASH and RA. Collectively, these data point to MOSPD2 as a key pathway through which the body is recruiting monocytes to specific sites of inflammation. Accordingly, we believe that antibodies targeting MOSPD2 have potential for treatment of various inflammatory indications, and are advancing lead candidates towards an IND submission, which is expected in the second half of 2020.

We are developing our lead oncology product candidate, VB-111, for solid tumor indications, with current clinical programs in rGBM, thyroid cancer and ovarian cancer.

We began our Phase 3 pivotal trial of VB-111 in rGBM in August 2015 and completed patient enrollment for the study in December 2016, five months ahead of our initial plan. Following positive safety reviews announced in December 2016, in April 2017 and the third and final safety review that was announced in October 2017, the GLOBE trial continued to completion. On March 8, 2018, we announced top-line results from the GLOBE study, which showed that the study did not meet its pre-specified primary endpoint of overall survival (OS). In November 2018, full data from the GLOBE trial were presented at the 2018 Society for Neuro-Oncology Annual Meeting by Dr. Timothy Cloughesy, MD, Professor of Clinical Neurology and Director of the Neuro-Oncology Program, UCLA School of Medicine and principal investigator of the GLOBE trial. Thorough analyses of the baseline risk factors of the Phase 2 and the Phase 3 treatment groups did not reveal any differences. Therefore, patient selection or different patient populations could not explain the difference between the results of the two studies. The analyses pointed to the regimen in GLOBE trial as the potential reason for its failure, indicating that priming with VB-111 without bevacizumab may be critical for the immune and vascular-disruptive/anti-angiogenic mechanism of VB-111 in rGBM. Following independent MRI analyses at UCLA which were presented in June 2019 and in which we observed an overall clinical and survival benefit of VB-111 among patients who were primed with VB-111 in our prior Phase 2 study in rGBM, a new investigator-sponsored trial evaluating VB-111 in rGBM patients is expected to be launched in the second half of 2019 at leading neuro-oncology centers in the U.S..

VB-111 was also studied in a Phase 2 study in recurrent, iodine-resistant differentiated Thyroid Cancer and in a Phase 2 trial for recurrent platinum-resistant ovarian cancer. In February 2017, we reported full data from our exploratory Phase 2 study of VB-111 in recurrent, iodine-resistant differentiated thyroid cancer. The primary endpoint of the trial, defined as 6-month progression-free-survival (PFS-6) of 25%, was met with a dose response. Forty-seven percent of patients in the therapeutic-dose cohort reached PFS-6, versus 25% in the sub-therapeutic cohort, both groups meeting the primary endpoint. An overall survival benefit was seen, with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort, similar to historical data for pazopanib (Votrient® ), a tyrosine kinase inhibitor; however, most patients in the VB-111 study had tumors that previously had progressed on pazopanib or other kinase inhibitors.

In June 2019, we reported final results from a Phase 1/2 clinical trial of VB-111 for recurrent platinum-resistant ovarian cancer. Data demonstrated a median overall survival (OS) of 498 days in the VB-111 therapeutic-dose arm, versus 172.5 days in the low-dose arm (p=0.03). 58% of evaluable patients treated with the therapeutic dose of VB-111 had a GCIG CA-125 response. In comparison, in the AURELIA trial, the GCIG CA-125 response rate was 31.8% with bevacizumab and chemotherapy, and only 11.6% with chemotherapy alone. VB-111 activity signals were seen despite unfavorable prognostic characteristics (50% platinum refractory disease and 50% previous treatment with anti-angiogenics). There was a trend for favorable survival in patients who had CA-125 decrease >50% in the VB-111 therapeutic-dose arm (808 vs. 351 days; p=0.067) implicating CA-125 as a valuable biomarker for response to VB-111. Post treatment fever was also associated with a signal for improved survival (808 vs. 479 days; p=0.27). In December 2016, we had an end-of-Phase-2 meeting with the FDA, in which we received feedback from the FDA to advance VB-111 for a Phase 3 study in platinum-resistant ovarian cancer, which we launched in December 2017. The OVAL study is being conducted in collaboration with the Gynecologic Oncology Group (GOG) Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies. In March 2019, at the Society of Gynecologic Oncology conference, we presented biopsy data from ovarian cancer patients, showing the potential of VB-111 to stimulate the immune system and drive immune cells to infiltrate the tumor microenvironment. An interim analysis in the OVAL study is expected by year-end 2019.

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In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modiin, Israel. This plant can be the commercial facility for production of VB-111, if approved. The Modiin facility is the first commercial-scale gene therapy manufacturing facility in Israel and currently one of the largest gene-therapy designated manufacturing facilities in the world (20,000 sq. ft.). In July 2019, the facility was certified by a European Union (EU) Qualified Person (QP) as being in compliance with EU Good Manufacturing Practices (GMP).

In November 2017, we signed an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers:4571) for the development, commercialization and supply of VB-111 in Japan. We retain rights to VB-111 in the rest of the world. Under terms of the agreement, we have granted NanoCarrier an exclusive license to develop and commercialize VB-111 in Japan for all indications. We will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. In exchange, we received an up-front payment of $15 million, and are entitled to receive greater than $100 million in development and commercial milestone payments if certain development and commercial milestones are achieved. We will also receive tiered royalties on net sales in the high-teens.

In March 2019, we executed an exclusive option license agreement with an animal health company, for the development of our proprietary anti-inflammatory molecule, VB-201, for veterinary use. We retain VB-201 rights for treatment of humans, worldwide. Under the terms of the agreement, we have granted an exclusive option license to explore the potential of VB-201 for animal health indications. In consideration, we received an undisclosed up-front payment, and are entitled to receive additional development milestone payments. Upon exercising the option to license, we will receive additional milestones and royalties on net sales.

Based on support from pre-clinical data and the histological data in ovarian cancer showing the ability of VB-111 to turn an immunologically “cold” to “hot” tumor, an exploratory Phase 2 study for VB-111 in combination with a checkpoint inhibitor is planned in colon cancer. Launch of this trial is expected in the second half of 2019.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS and Lecinoxoid platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering and grants from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated regular revenue streams. Since our inception and through June, 2019, we had raised an aggregate of $248.9 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15 million from a November 3, 2015 underwritten offering, approximately $24.0 million from a June 7, 2016 registered direct offering, $17.9 million from a November 16, 2017 underwritten offering, $15.5 million from a June 27, 2018 registered direct offering and $25.7 million from IIA grants.

Since inception, we have incurred significant losses. Our loss for the Period was $8.9 million. For the years ended December 31, 2018 and 2017, our loss was $20.4 million and $10.1 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of June, 2019, we had an accumulated deficit of $197.5 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of June 30, 2019, we had cash and cash equivalents and short-term bank deposits of $45.1 million. To fund further operations, we will need to raise additional capital. We may seek to raise more capital to pursue additional activities, which may be through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we specifically need it or may not be available on terms that are favorable to us. As of June 30, 2019 we had 39 employees. Our operations are currently located in a single facility in Modiin, Israel.

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Various statements in this release concerning our future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are incurred losses; dependence on the success of our lead product candidate, VB-111, its clinical development, regulatory approval and commercialization; the novelty of our technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval; as well as potential delays in our clinical trials.

These and other factors are more fully discussed in the “Risk Factors” section of the Annual Report on Form 20-F for the year ended December 31, 2018. In addition, any forward-looking statements represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

Financial Overview

Revenue

As of June 30, 2019, we have generated cumulative revenues of approximately $14.8 million under an exclusive license agreement for the development, commercialization, and supply of VB-111 in Japan for all indications and an option to license agreement for the development of VB-201 for animal healthcare worldwide. The generated revenues comprises upfront and milestone payments.

The cost of revenues associated with these revenues were approximately $0.7 million.

We do not expect to receive any other revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories and small-scale manufacturing facility;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

●	supply, development and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

●	costs associated with pre-clinical and clinical activities.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of June 30, 2019, we did not have any capitalized development costs.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and clinical sites. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and the services are performed.

We have received grants from the IIA as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. The cumulative total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest as of June 30, 2019 totaled $31.7 million.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the IIA grants that we have received is detailed in the Annual Report on Form 20-F as of and for the year ended December 31, 2018.

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Under applicable accounting rules, the grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the IIA grants.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patent counseling and portfolio maintenance, consulting, auditing and accounting services.

Marketing Expenses

Marketing expenses consists principally of salaries and related cost for personnel in marketing and commercialization functions such as salaries, benefits and share-based compensation, in addition to commercialization consulting services.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits and gains and losses due to fluctuations in foreign currency exchange rates, mainly in the appreciation and depreciation of the NIS exchange rate against the U.S. dollar.

Financial expenses primarily consist of calculated interest expenses from our lease liabilities and gains and losses due to fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2018 of $164.9 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize deferred tax assets on losses for tax purposes carried forward to subsequent years if utilization of the related tax benefit against a future taxable income is expected. We have not created deferred taxes on our tax loss carry forward since their utilization is not expected in the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue

We are engaged in an exclusive license agreement with NanoCarrier Co., Ltd. for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications and an option to license agreement for the development of VB-201 for animal healthcare worldwide. In determining the amounts received to be recognized as revenue under these collaboration agreement we used our judgement in the following main issues:

●	Identifying the performance obligations in each agreement and determining whether the license or the option provided is distinct.
●	Allocation of the transaction price - we estimated the distribution of the upfront and milestone payments along the expected life cycle of each agreement, allocated standalone selling prices to each of the services to be provided and used the residual approach to estimate the standalone selling price of the license.
●	Variable consideration consists of potential future milestone payments. We determined that all such variable consideration shall be allocated to the license (the satisfied performance obligation).

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Share-Based Compensation

We operate a number of equity-settled, share-based compensation plans for employees (as defined in IFRS 2 “Share-Based Payments”), directors and service providers. As part of the plans, we grant employees, directors and service providers, from time to time and at our discretion, options and RSU’s to purchase our ordinary shares. The fair value of the employee and service provider services received in exchange for the grant of the options and RSU’s is recognized as an expense in our statements of comprehensive loss and is carried to additional paid in capital in our statements of financial position. The total amount is recognized as an expense ratably over the vesting period of the options, which is the period during which all vesting conditions are expected to be met.

We estimate the fair value of our options awards to employees and directors using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our shares, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a public market for the trading of our shares until October 2014 and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historic volatility of a group of similar companies that are publicly traded. For options granted since 2015, the expected volatility was calculated using weighted average and was based on the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies.

We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. We estimate the fair value of our share-based awards to service providers based on the value of services received, which is based on the additional cash compensation that we would need to pay if such options were not granted.

Service conditions and performance vesting conditions are included in assumptions about the number of options and RSU’s that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from the estimates. Vesting conditions are included in assumptions about the number of options and RSU’s that are expected to vest. At the end of each reporting period, we revise our estimates of the number of options and RSU’s that are expected to vest based on the nonmarket vesting conditions. We recognize the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to additional paid in capital.

Clinical trial accruals

Clinical trial expenses are charged to research and development expense as incurred. We accrue for expenses resulting from obligations under contracts with clinical research organizations (CROs). The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. Our objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. As June 30, 2019, we had clinical accruals in the amount of approximately $2.1 million.

Results of Operations

Comparison of six month periods ended June 30, 2019 and 2018:

	Six Months Ended
	June 30,		Increase (decrease)
	2019	2018	$	%
	(in thousands)
	(unaudited)
Revenues	$357	$343	14	4%
Cost of revenues	(88)	(144)	56	(39)%
Gross profit	269	199	70	35%
Expenses:
Research and development, gross	8,867	10,265	$(1,398)	(14)%
Government grants	(1,830)	(1,610)	(220)	14%
Research and development, net	7,037	8,655	(1,618)	(19)%
General and administrative	2,437	2,566	(129)	(5)%
Marketing	-	424	(424)	(100)%
Operating loss	9,205	11,446	(2,241)	(20)%
Financial income, net	(333)	(213)	(120)	56%
Loss	$8,872	$11,233	$(2,361)	(21)%

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Revenues.

Revenues for the period ended June 30, 2019 were $357 thousand, compared to $343 thousand for the Parallel Period in 2018, an increase of 4%.

The Cost of Revenues for the period ended June 30, 2019 were $88 thousand, compared to $144 thousand for the parallel period. The cost of revenues is attributed to the labor costs and other expenses related to the performance obligations that were delivered during the period.

Research and development expenses, net.

Research and development expenses are shown net of IIA grants. Research and development expenses, net were approximately $7.0 million for the Period, compared to approximately $8.6 million in the Parallel Period, a decrease of approximately $1.6 million or 14%. The decrease in research and development expenses, net, in the Period was mainly related to the completion of the GLOBE study (about $2.0 million in the parallel period); the one-time start-up expenses of $1.7 million for the large scale manufacturing activities in the parallel period; and the decrease in share based compensation of $0.8, partially offset by the increase in the OVAL study activity of $2.8 million and the increase of $0.3 million in depreciation.

General and administrative expenses.

General and administrative expenses for the Period were $2.4 million, compared to $2.6 million for the Parallel Period, a decrease of $0.1 million or 5%. This decrease is mainly attributed to payroll related costs for management and directors share-based compensation expense.

Marketing expenses

No marketing expenses in the Period ended June 30, 2019, in comparison to $0.4 million in the parallel period. The Marketing activity put on hold due to the delay in the potential commercialization time line for the VB-111 in rGBM.

Financial expenses (income), net.

Financial income, net for the Period were approximately $333 thousand, compared to approximately $213 thousand for the Parallel Period, an increase of $120 thousand or 56%. The increase was primarily attributable to interest income on short-term deposits of the Company.

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Liquidity and Capital Resources

Since inception, we have incurred significant losses. Our loss for the period was $8.9 million. For the years ended December 31, 2018 and 2017, our loss was $20.4 million and $10.1 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of June 30, 2019, we had an accumulated deficit of $197.5 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

Funding Requirements

At June 30, 2019, we had cash, cash equivalents and short-term bank deposits totaling $45.1 million and working capital of $39.2 million. We expect that our cash, cash equivalents and short-term bank deposits will enable us to fund our operating expenses and capital expenditure requirements for at least two years. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of regulatory review of VB-111 and any other product candidates we may pursue;

●	the costs of future development activities, including clinical trials, for VB-111 and any other product candidates we may pursue;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the extent to which we acquire or in-license other products and technologies; and

●	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Period ended June 30,
	2019	2018
	(in thousands)
	(unaudited)
Cash used in operating activities	$(5,260)	$(8,312)
Cash (used in) provided by investing activities	(15,553)	46,511
Cash (used in) provided by financing activities	(356)	13,726
Net increase (decrease) in cash and cash equivalents	$(21,169)	$51,925

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Operating Activities

Cash used in operating activities for the Period was $5.3 million and consisted primarily of net loss of $8.9 million arising primarily from research and development activities, partially offset by a net decrease in working capital of $1.6 million and net aggregate non-cash charges of $1.7 million.

Cash used in operating activities for the Parallel Period was $8.3 million and consisted primarily of net loss of $11.2 million arising primarily from research and development activities, partially offset by a net increase in working capital of $0.4 million partially offset by net aggregate non-cash charges of $2.9 million.

Investing Activities

Net cash used in investing activities was $15.6 million for the Period. This was primarily due to investment in short-term bank deposits and the purchases of property and equipment.

Net cash provided by investing activities for the Parallel Period was $46.5 million for the Period. This was primarily due to the maturation of short-term bank deposits.

Financing Activities

Net cash provided by and used in financing activities was $356 thousand for the Period and $13,726 thousand for the Parallel Period. The decrease was mainly due to receipt of $13.7 million from the issuance of ordinary shares per the closing of June 27, 2018, securities offering.

Contractual Obligations and Commitments

During the six months ended June 30, 2019, there have been no material changes to our contractual obligations and commitments outside the ordinary course of business.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statement of financial positions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 24% of our expenses in the first six months of 2019 were denominated in New Israeli Shekels. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operation expenses by up to 1%.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

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